EXHIBIT 99.8

FORM OF AFFILIATE'S AGREEMENT

          As of the dates listed below, Spartan Stores, Inc. entered into an Affiliate's Agreement in the form set forth below with each of the following affiliates of Seaway Food Town, Inc.:

1.	Richard B. Iott, for self and as custodian for Ian Wallace Iott and Devon E. Iott (signed April 6, 2000)
2.	Constance J. Braciak, for self and as custodian for Jesse Leigh Heider (signed April 13, 2000)
3.	Joel A. Levine (signed April 10, 2000)
4.	Jeanette Iott (signed April 10, 2000)
5.	Wallace D. Iott (signed April 11, 2000)
6.	Christine Iott (signed April 6, 2000)
7.	W. Geoffrey Lyden III (signed April 12, 2000)
8.	Waldo E. Yeager (signed April 12, 2000)
9.	Richard K. Ransom (signed April 12, 2000)
10.	David Braciak (signed April 13, 2000)
11.	Eugene R. Wos (signed April 14, 2000)

SPARTAN STORES, INC.
 850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

April 6, 2000

[Affiliate]
c/o Seaway Food Town, Inc.
1020 Ford Street
Maumee, Ohio 43537

          Re:          Affiliate Agreement

Dear [Affiliate]:

                    Seaway Food Town, Inc. ("Seaway") and Spartan Stores, Inc. ("Spartan") propose to execute, or have executed, an Agreement and Plan of Merger (the "Merger Agreement "). The Merger Agreement sets forth the terms and conditions upon which Seaway would merge with and into a subsidiary of Spartan (the "Merger"). In the Merger, each share of the Common Stock of Seaway, without par value ("Seaway Common Stock"), will be converted into one (1) share of Spartan's Common Stock, no par value ("Spartan Common Stock"), and Five Dollars ($5.00) in cash, all upon the terms and conditions set forth in the Merger

Agreement. The Seaway affiliate who signs this letter is referred to as "you" or "your" in this letter. All capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

                    The transaction Spartan has proposed will involve a public offering of Spartan Common Stock. To assure that the stock offering will be conducted in compliance with securities laws and regulations and that the transaction will be accorded the tax treatment that Spartan and Seaway desire, it is necessary and appropriate that all directors, executive officers, and other "affiliates" agree to the provisions of this letter. In addition, before committing resources to proceeding with the transaction, Spartan wishes to be reasonably assured that the transaction will have your support.

                    For the purposes of inducing Spartan to enter into the Merger Agreement and to insure Seaway's compliance with certain requirements in the Merger Agreement, you are asked to agree to the terms and conditions set forth in this letter. By acceptance of this letter as and where indicated below, you agree to each of these terms and conditions.

                    Subject to the terms and conditions of the Merger Agreement, you agree to use all reasonable efforts, consistent with your fiduciary obligations as an officer or director of Seaway, to assist Seaway in causing the Merger Agreement to be approved and adopted by the shareholders of Seaway and consummated according to its terms. You agree that until the Merger is consummated pursuant to terms of the Merger Agreement or the Merger Agreement is terminated in accordance with its terms, except as provided or permitted in or contemplated by the Merger Agreement, you shall not, directly or indirectly (a) invite, initiate, solicit, or encourage, or negotiate with any other party any proposals, offers, or expressions of interest concerning any Acquisition Proposal (as defined in the Merger Agreement) or other business combination involving Seaway or any Subsidiary of Seaway, other than the Merger; or (b) furnish any nonpublic information concerning Seaway or any Subsidiary of Seaway to any person who is not affiliated or under contract with Seaway or Spartan, except as required by applicable law or regulations.

                    In addition to any other restrictions contained herein, without the prior written consent of Spartan, you agree not to offer, sell, or otherwise dispose of, or enter into a contract to offer, sell, or otherwise dispose of, any shares of Seaway Common Stock owned or controlled by you or any Spartan Common Stock that you receive in the Merger, and any other such shares that you may own, for the period beginning as of the Effective Time of the Merger and ending 90 days thereafter, except that you may dispose of shares of Seaway Common Stock or Spartan Common Stock that you receive in the Merger (a) by gift to a charity or to a member of your immediate family or a family partnership or trust established for the benefit of members of your immediate family made for estate planning purposes and not to avoid the restrictions of this letter agreement; (b) if necessary to discharge a fiduciary duty as a trustee; or (c) upon death by will, inter vivos or other trust or other estate planning agreement, instrument or document, or the laws of descent and distribution; provided that each transferee agrees to the terms of this letter agreement. All sales or other dispositions of stock will be conducted in full compliance with all applicable securities laws, including without limitation Rule 145 under the Securities Act of 1933.

                    Other letter agreements may be executed at different times by Spartan and different directors, officers, and affiliates of Seaway. Neither Spartan's nor your rights or obligations under this letter agreement are contingent upon the execution of similar letter agreements by any other directors, officers, or affiliates of Seaway.

                    This letter agreement shall continue in effect until terminated, even if you cease to be an affiliate of Seaway. This letter agreement shall terminate if and when the Merger Agreement is terminated in accordance with its terms.

                    Please acknowledge your acceptance of the terms and conditions of this letter below.

SPARTAN STORES, INC. By /s/James B. Meyer James B. Meyer President and Chief Executive Officer

ACCEPTANCE

                    I agree to be bound by the terms and conditions of this letter agreement.

Dated: __________, 2000	[Affiliate]